PLACING LETTER - UK PLACEES

STRICTLY PRIVATE & CONFIDENTIAL

[NAME OF INSTITUTION SUBSCRIBING]

Attention: [                            ]

Number of Shares placed firm with you:
Value of Shares placed firm with you at £2.70 per Common Share:	£
If Payment not by DVP then Payment due by noon on:	5 November 2004

5 November 2004

Dear Sir/Madam

Kirkland Lake Gold Inc. (the “Corporation”)
Proposed Placing in the UK (the “Placing”) of up to 1,851,852 Common Shares in the
Corporation without par value (the “Placing Shares”) at £2.70 per Share (the “Placing Price”)

The Corporation is proposing to raise approximately £5,000,000 prior to expenses by way of the Placing. Accordingly, the Corporation has entered into an agreement (the “Placing Agreement”) with Canaccord Capital (Europe) Limited (“Canaccord”) pursuant to which, subject to certain conditions, Canaccord will use its reasonable endeavours to procure subscribers for the Placing Shares at the Placing Price.

The Placing Shares identified in the above box are being offered to you by Canaccord for subscription or purchase at the Placing Price. If you accept the offer on the terms of this letter, you will have entered into an agreement to subscribe for or purchase the number of Placing Shares placed firm with you as referred to in the box above (“Placing Participation”).

Issuance and Admission

The common shares of the Corporation have been admitted to trading on the AIM Market operated by London Stock Exchange plc (“AIM”). The Corporation shall also apply for the Placing Shares to be admitted to trading on AIM.

The Placing Shares which are subject to the Placing will, upon issue or sale, rank pari passu in all respects with the other common shares of the Corporation, including the right to receive dividends and other distributions, if any.

Conditions

Your Placing Participation is conditional on the Placing Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms.

The Placing Agreement contains certain warranties and indemnities for the benefit of Canaccord. Canaccord may, in its absolute discretion, terminate the Placing Agreement if, among other things, the

McCarthy Tétrault DMS-LONDONUK #4517353 v. 2	November 5, 2004

Corporation fails to comply with its obligations under the Placing Agreement or any of the warranties becomes false and is not rectified or is breached in a material way.

If the Placing Agreement does not become unconditional in all respects or is terminated, the Placing will not proceed.

The exercise by Canaccord of any right of termination or any right of waiver exercisable by Canaccord contained in the Placing Agreement or the exercise of any discretion under this letter is within the absolute discretion of Canaccord and it will not have any liability to you whatsoever in connection with any decision to exercise or not exercise any such rights.

Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax is payable in connection with the issue of the Placing Shares to subscribers pursuant to the Placing, unless they fall within certain categories of person to whom a special charge to stamp duty reserve tax applies. By completing the enclosed Letter of Confirmation you will confirm that you (and any person on whose behalf you are applying) are not a person falling within such categories.

Settlement

The Placing Shares will be delivered directly into your CREST account, provided payment has been made in terms satisfactory to us and the details provided by you are sufficient to allow CREST to match the system to the CREST account specified, the Placing Shares comprised in your Placing Participation are expected to be delivered to the CREST account in the form of CREST depositary interests which you specify on the attached letter of confirmation (“Letter of Confirmation”). The Letter of Confirmation should be returned to us by no later than 9 November 2004.

Subject to the conditions set out above you should provide your settlement details in order to enable instructions to be successfully matched in CREST. The relevant settlement details are as follows:

CREST participant ID of Canaccord :	805

Trade date:	5 November 2004

Settlement date:	16 November 2004

Trade System of Origin:	leave blank

ISIN code for the Shares:	CA 49740P1062

Stampable Consideration Field:	leave blank

Transaction stamp status:	leave blank

Agent indicator:	none

Deadline for you to input instructions into CREST:	3.00 pm GMT on 12 November 2004

Delivery of the Placing Participation will be against payment.

The Letter of Confirmation accompanying this letter contains details of the information which we will require from you in order to deliver your Placing Participation into your CREST account if you so wish. If you provide insufficient CREST details to match the CREST system to your details, you will be required to provide the relevant outstanding details.

Money Laundering Regulations

It is a term of the agreement evidenced by this letter that, to ensure compliance with the Money Laundering Regulations 2003 (the “Regulations”), Canaccord may, in its absolute discretion, require verification of your identity to the extent that you have not already provided it. Pending the provision to Canaccord of evidence of your identity which is sufficient in its opinion to satisfy its obligations under the Regulations, definitive certificates may be retained at Canaccord’s absolute discretion. If within a reasonable time after a request for verification of identity Canaccord has not received evidence satisfactory to it, Canaccord may, in its absolute discretion, terminate your placing commitment in which event the monies payable on your acceptance of the Placing Participation will, if paid, be returned without interest to the account of the bank from which they were originally debited.

Confirmations and Warranties

1.	You acknowledge and agree that acceptance of your Placing Participation on the terms set out in this letter is irrevocable and is not capable of termination or rescission by you in any circumstances.

2.	By returning the attached Letter of Confirmation to Canaccord, you warrant to Canaccord, for itself and for the benefit of the Corporation, its directors and its and their respective advisers that:

(a)

in making your application under the Placing, you have not relied on, received nor requested any information or any representations, warranties, agreements or undertakings (express or implied), statutory or otherwise, written or oral, or statements made at any time by the Corporation or Canaccord or by any subsidiary, holding company, branch or associate of the Corporation or Canaccord, or any of their respective officers, directors, agents, employees or advisers, or any other person;

(b)

you have not received, nor have you requested, nor do you have any need to receive, any prospectus, admission document, offering memorandum, or any other document describing the business and affairs of the Corporation which has been prepared for delivery to prospective purchasers in order to assist them in making an investment decision in respect of the Placing Shares;

(c)

you are sufficiently knowledgeable to understand and be aware of the risks associated with, and other characteristics of, the Placing Shares and, among others, of the fact that you may not be able to resell the Placing Shares;

(d) you are a person of a kind described in paragraph 2(a) of Article 7 of the Public Offers of Securities Regulations 1995;

(e)

you are a person falling within one or more of the categories of persons set out in Article 19 (Investment Professionals) or Article 49 (High net worth companies, unincorporated associations etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001;

(f)

you have complied with all relevant laws of all relevant jurisdictions, obtained all requisite governmental or other consents which may be required in connection with your Placing Participation, complied with all requisite formalities and that you have not taken any action or omitted to take any action which will or may result in Canaccord, the Corporation or any of their respective directors, officers, agents, employees or advisers acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Placing or your application;

(g)

you are resident in the jurisdiction shown on the first page of this Placing Letter and are not a person who is resident in, or citizen of, the United States, Canada, Australia, Republic of Ireland, Japan or South Africa (or an agent or nominee of such person);

(h)	if a company, you are a valid and subsisting company and have all the necessary corporate capacity and authority to execute your obligations in connection with the Placing Participation;

(i)

you are not applying for registration as, or as a nominee or agent for, a person who is or may be a person mentioned in sections 67 to 72 inclusive and sections 93 to 97 inclusive of the Finance Act 1986.

3.	You acknowledge to Canaccord, for itself and for the benefit of the Corporation, its directors and its and their respective advisers and agree that:

(a)

Canaccord is not acting for you and that you do not expect Canaccord to have any duties or responsibilities towards you for providing protections afforded to its customers or clients under the Conduct of Business Source Book of the Financial Services Authority (“FSA”) or advising you with regard to your Placing Participation and that you are not, and will not be, a customer or client of Canaccord as defined by the FSA Conduct of Business Source Book. Likewise, Canaccord will not treat any payment by you pursuant to this agreement as client money governed by the FSA

Conduct of Business Source Book;

(b)

the Placing Shares have not been and will not be registered under the US Securities Act of 1933 or the relevant, Canadian, Irish, Japanese, Australian or South African securities legislation and therefore the Placing Shares may not be offered, sold, transferred or delivered, and you are not purchasing the Placing Shares with a view to their resale, directly or indirectly into the United States, Canada, Japan, Australia, South Africa or the Republic of Ireland or their respective territories and possessions, except, in the case of the United States, pursuant to an exemption from or in a transaction not subject to the registration requirements of the US Securities Act of 1933;

(c)

the Placing Shares have not been and will not be qualified by a prospectus under any securities legislation of Canada and may not be offered, sold, delivered or transferred directly or indirectly into Canada except;

		(i)	on or after a date that is four months and one day from the date of completion of the Placing; or

		(ii)	on or before a date that is four months from the date of completion of the Placing unless permitted under applicable Canadian securities legislation and consented to by the Toronto Stock Exchange;

	(d)	prior to a date that is four months and one day from the date of completion of the Placing:

(i)

the Placing Shares cannot be traded through the facilities of the Toronto Stock Exchange since they are not freely transferable in Canada before that date, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on the Toronto Stock Exchange prior to that date; and

(ii)

you undertake that you shall not sell, transfer or otherwise dispose of the Placing Shares in Canada contrary to 3(c) above and you shall use your “reasonable best endeavours” to prevent any such sale, transfer or other disposition of the Placing Shares. “Reasonable best endeavours” as used in this clause 3(d) includes but is not limited to (i) procuring an undertaking from any subsequent purchaser or transferee of its Placing Shares that such purchaser or transferee is not a resident of Canada and agrees to be bound by this paragraph and (ii) trading (subject to their admission to trading on AIM) the Placing Shares only through the facilities of AIM.

(e)	you are aware that:

(i)

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies and that the rules of AIM are less demanding than those applicable to a listing on the Official List of the UK Listing Authority;

(ii)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Placing Shares,

(iii)	there is no government or other insurance covering the Placing Shares,

(iv)	there are risks associated with the purchase of the Placing Shares,

(v)	there are restrictions on your ability to resell the Placing Shares and it is your responsibility to find out what those restrictions are and to comply with them before selling the Placing Shares, and

(vi)

the Corporation has advised you that it is relying on exemptions from the requirements to provide you with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) (together with the rules, policies, instruments and orders thereunder, the “BC Act”) and, as a consequence of acquiring securities pursuant to these exemptions, certain protections, rights and remedies provided by the BC Act, including statutory rights of rescission or damages, will not be available to you.

4.	You confirm to Canaccord, for itself and for the benefit of the Corporation, its directors and its and their respective advisers that:

(a)

to the extent applicable to you, you are aware of your obligations in connection with the Criminal Justice Act 1993, you have identified your clients in accordance with the Money Laundering Regulations 2003 and you have complied fully with your obligations pursuant to those Regulations; and

(b)

you are acting as principal and for no other person and that your acceptance of the Placing Participation will not give any other person a contractual right to require the issue by the Corporation or transfer of any Placing Share.

Further Terms

5.

The agreement confirmed by this letter (and your signature and return to us of the attached Letter of Confirmation) is a legally binding contract and the terms and conditions of your Placing Participation will be governed by, and construed in accordance with, the laws of England to the exclusive jurisdiction of whose courts you irrevocably agree to submit.

6.	Time shall be of the essence as regards obligations pursuant to this letter and the Letter of Confirmation.

7.

No person receiving a copy of this letter in any territory other than the United Kingdom may treat it either as constituting an offer or invitation to him to purchase or subscribe for the Placing Shares nor should he in any event purchase the Placing Shares unless such an invitation or purchase complies with any registration or other legal requirements in the relevant territory. It is the responsibility of any person outside the United Kingdom wishing to purchase the Placing Shares to satisfy himself that, in doing so, he complies with the laws of any relevant territory in connection with such purchase and that he obtains any requisite governmental or other consents and observes any other applicable formalities.

8.

This letter does not constitute an offer to sell, or the solicitation of an offer to buy or to subscribe for, the Placing Shares in any jurisdiction in which such an offer or solicitation is unlawful nor will any of them be distributed in or into the United States, Canada, Japan, South Africa, Australia or the Republic of Ireland except in transactions exempt from or not subject to the registration requirements of those countries’ securities legislation.

9.	All times and dates in this letter may be subject to amendment and Canaccord shall notify you of any such amendments.

10.

No term of the agreement confirmed by this letter shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this letter other than the Corporation, its directors and their respective advisers and Canaccord’s advisers.

Acceptance

If you wish to accept this offer, we should be grateful if you would return the attached Letter of Confirmation initially by fax on 020 7518 2777 by no later than 5.00 pm GMT on • November 2004 and then by post to Brian Cope at Canaccord Capital (Europe) Limited, 1st Floor Brook House, 27 Upper Brook Street, London W1K 7QF. Failure to do so may result in you not receiving your allocation.

Yours faithfully

Brian Cope
Head of Syndication
for and on behalf of
Canaccord Capital (Europe) Limited

This letter must be completed and returned to Canaccord Capital (Europe) Limited, marked for the attention of Brian Cope by no later than 5.00 pm GMT on 9 November 2004 initially by fax on 020 7518 2777 and then by post to Canaccord Capital (Europe) Limited, 1st Floor Brook House, 27 Upper Brook Street, London W1K 7QF.

LETTER OF CONFIRMATION

Number of Shares placed firm with us:
Value of Shares placed firm with us at £2.70 per Common Share:	£
If Payment not by DVP, Payment due by noon on:	• November 2004

Dear Sirs

Kirkland Lake Gold Inc. (the “Corporation”)
Proposed Placing in the UK (the “Placing”) of up to 1,851,852 Common Shares in the
Corporation without par value (the “Shares”) at £2.70 per Common Share (the “Placing Price”)

I/We acknowledge receipt of your letter dated 5 November 2004 (the “Placing Letter”) in connection with the Placing. I/We confirm my/our irrevocable acceptance of a Placing participation in respect of the number of Shares set out in the box above on the terms and subject to the conditions contained in the Placing Letter (“Placing Participation”). I/We agree to accept the same or smaller number of Shares in respect of which my/our application may be accepted.

I/We irrevocably undertake to pay for such number of Shares in accordance with your letter.

I/We request you to register my/our Shares in uncertificated form (ie, within CREST).

I/we request you to deliver title, at my/our risk, in accordance with the instructions given below and with the deadlines and instructions set out in the Placing Letter in respect of the Shares.

I/we confirm that I am/we are able to, and hereby, make the confirmations, warranties and acknowledgements set out in the Placing Letter in respect of my/our Placing Participation and that I/we am/are irrevocably bound by the terms of the agreement set out in the Placing Letter. These confirmations, warranties and acknowledgements are given to you for yourself and for the benefit of the Corporation, its directors and your and their respective advisers.

I/we confirm that I/we are taking the Shares in uncertificated form (ie, through CREST) and I/we will comply with the deadlines and instructions set out in the Placing Letter to ensure a successful matching of instructions in CREST.

Details of the name(s) and address(es) into which such Shares are to be registered are, with other information, set out below:

Registration Details (Full name and address for share certificates)
Account Designations (if applicable)

Delivery instructions for share certificates
CREST Details (Only required if you wish to have your Placing Participation delivered direct into your CREST account)	Participant ID
Member account ID

Person to be contacted with regard to settlement arrangements:

Name:	Paul Leahy

Telephone No:	020 75187383

Facsimile No:	020 75182781

Yours faithfully

Signed:

Name:
(BLOCK CAPITALS)

Date: